FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 30, 2017

1.         DATE, TIME AND PLACE: on June 30th, 2017, at 11:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The Meeting was duly called pursuant to paragraphs one and two of article 15 of the Bylaws and articles 7 and 8 of the Internal Regulation of the Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Manfred Heinrich Gartz, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

4.    AGENDA: Analysis and deliberation of the election of Messrs. Luis Nelson Guedes de Carvalho, for the position of member of the Board of Directors, and Celso Clemente Giacometti, for the position of member of the Corporate Governance Committee of the Company, due to the resignation of Mrs. Maria Helena dos Santos Fernandes Santana.

5.         RESOLUTIONS: As the meeting was commenced, the Board of Director’s members examined the items comprised in the Agenda and resolved, unanimously and without reservations:

5.1. Analysis and deliberation of the election of Messrs. Luis Nelson Guedes de Carvalho, for the position of member of the Board of Directors, and Celso Clemente Giacometti, for the position of member of the Corporate Governance Committee of the Company, due to the resignation of Mrs. Maria Helena dos Santos Fernandes Santana: Mr. Chairman acknowledged the receipt of the Resignation Letter signed and sent by Mrs. Maria Helena dos Santos Fernandes Santana to the Company on June 20th, 2017. In order to occupy the position of member of the Board of Directors left vacant by Mrs. Maria Helena dos Santos Fernandes Santana, by completing his term of office until the next election of the members of the Board of Directors in 2018, Messrs. members of the Board have approved to elect, according to the first paragraph of article 13 of the Company's Bylaws and based on the favorable recommendation of the Human Resources and Compensation Committee, Mr. LUIS NELSON GUEDES DE CARVALHO, Brazilian, married, economist, bearer of the Identity Card No. 3.561.055-4 SSP/SP, enrolled with the CPF/MF under the number 027.891.838-72, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Av. Prof. Luciano Gualberto, 908 – Edifício FEA3, Cidade Universitária (USP) – São Paulo – SP, 05508-010, as an independente member of the Board of Directors.

         5.1.1. The Director hereby elected declares, under the penalties of the law, not to be subject to any of the crimes foreseen by law that prevent him from engaging in mercantile activities, being aware of the provisions of article 147 of Law 6,404/76. The Director shall take office in his position by signing the respective term of office, recorded in the proper book.

            Lastly, due to the resignation of Mrs. Maria Helena dos Santos Fernandes Santana also to the position of Chairman of the Corporate Governance Committee, Messrs. Members of the Board of Directors approved the election, as a member of the Corporate Governance Committee and in order to complete the term of office, of Mr. CELSO CLEMENTE GIACOMETTI, Brazilian, married, business manager, bearer of the Identity Card No. 3.179.758-1 SSP/SP, enrolled with the CPF/MF under the number 029.303.408-78, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at

Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo. Mr. Chairman thanked the presentation and comments made, as well as Messrs. Members of the Board of Directors thanked Ms. Maria Helena for the contribution to the Company's evolution process and corporate governance.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, June 30, 2017. Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva. Were present all of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Manfred Heinrich Gartz, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 30, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.